Richardson Heights 10/31/2011 (Property 693)
Net Assets Acquired
Calculated Gain on Remeasurement and Goodwill

			Unadjusted	Adjustments	(Joint XIX / XX TB) Final 10/31/11 Balance Sheet	Purchase Price Allocation Adjustments	Final PPA Balance Sheet	Purchase Price Allocation Adjustments	Final PPA Balance Sheet

Cash and Cash Equivalents	101003	Texas Capital Bank	830,671	-	830,671	-	830,671	-	830,671
Accrued Rent and Accounts Receivable	120001	Accts Rec - Tenants	109,884	-	109,884	(73,276)	36,608	(73,276)	36,608
Accrued Rent and Accounts Receivable	120099	Allowance for Bad Debt	(35,224)	(38,051)	(73,276)	73,276	0	73,276	0
		AR Other		166,959	166,959	-	166,959	-	166,959
Accrued Rent and Accounts Receivable	120140	Acct Rec - Tenant Improve	(12,425)	12,425	(0)	-	(0)	-	(0)
Accrued Rent and Accounts Receivable	133010	Straight Line Rent Adj	15,413	9,492	24,905	(24,905)	(0)	(24,905)	(0)
Due to-from Related Parties	121100	Due to-from HIRM	829	-	829	-	829		829
Due to-from Related Parties	121301	Due to-from HIROP	-	-	-	-	-	-	-
Due to-from Related Parties	121601	Due to-from Hirph	-	-	-	-	-	-	-
Due to-from Related Parties	121694	Due to-from 601 Sawyer	-	-	-	-	-	-	-
Due to-from Related Parties	121700	Due to- from XIX	326,989	50,677	377,666	(729,480)	(351,814)	(729,480)	(351,814)
Due to-from Related Parties	121704	Due to-from - 1960 Properties	-	-	-	-	-	-	-
Prepaid Expenses	132010	Prepaid Insurance	11,513	-	11,513	-	11,513	-	11,513
Other Assets	110100	Utility Deposit	1,710	-	1,710	-	1,710		1,710
Other Assets	170010	Leasing Commissions	18,144	-	18,144	(18,144)	-		-
Other Assets	170020	Loan Fees	103,994	-	103,994	-	103,994	-	103,994
Notes Receivable	140700	N-R - Hartman XIX	9,750,000		9,750,000	(9,750,000)	-	(9,750,000)	-
Real Estate Assets	160000	Land	4,787,500		4,787,500	-	4,787,500	-	4,787,500
Real Estate Assets	160100	Buildings	11,334,691	(209,771)	11,124,920	-	11,124,920	-	11,124,920
Real Estate Assets	160200	Building Improvements	16,932		16,932	-	16,932		16,932
Real Estate Assets	160300	Tenant Improvements	10,984		10,984	-	10,984		10,984
Real Estate Assets		PPE	579,700		579,700	-	579,700	-	579,700
Real Estate Assets		PPE	2,448,109		2,448,109	-	2,448,109	-	2,448,109
Real Estate Assets	165100	Accum Depr - Buildings	(943,445)	943,445	-	-	-	-	-
Accounts Payable and Accrued Expenses	200100	Accounts Payable	(23,742)		(23,742)	-	(23,742)	-	(23,742)
Accounts Payable and Accrued Expenses	210300	Accrued Expenses	(6,983)		(6,983)	-	(6,983)	-	(6,983)
Accounts Payable and Accrued Expenses	210350	Ad Valorem Taxes Payable	(331,310)	(62,869)	(394,179)	-	(394,179)	-	(394,179)
Accounts Payable and Accrued Expenses	210360	Margin Tax Payable	(12,523)		(12,523)	-	(12,523)	-	(12,523)
Accounts Payable and Accrued Expenses	210400	Acc Interest Payable	-	(43,855)	(43,855)	-	(43,855)	-	(43,855)
Accounts Payable and Accrued Expenses	210700	Prepaid Rent	(19,921)		(19,921)	-	(19,921)		(19,921)
Accounts Payable and Accrued Expenses	220000	Security Deposit	(68,556)		(68,556)	-	(68,556)	-	(68,556)
Accounts Payable and Accrued Expenses	220009	Security Deposit suspense	-		-	-	-	-	-
Notes Payable	260080	N-P - Texas Capital Bank	(9,575,000)		(9,575,000)	-	(9,575,000)	-	(9,575,000)
Notes Payable	260090	N-P Insurance	(3,454)		(3,454)	-	(3,454)	-	(3,454)
						-
	Total Unadjusted Net Assets Acquired		19,314,478	828,452	20,142,930	(10,522,529)	9,620,401	(10,522,529)	9,620,401
					49%		9,870,035		9,870,035
					9,870,035		(249,635)		(249,635)
					9,361,988
					508,047

					9,870,035
					(249,635)
					9,620,401
		Investment Bal @ 10/31/11
Cash Payments		9,400,000
2010 % NI		1,721
2011 % NI		(39,733)		Investment in RH	258,413
		9,361,988		Gain on Investment	(508,047)
				Goodwill	249,635